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                                                                    EXHIBIT 99.2

                              [LOGO OF SOFTDESK]

                                                                   March 6, 1997

Dear Softdesk Stockholder:

  As most of you are aware, Softdesk, Inc. has entered into an agreement to merge with Autodesk, Inc. (as amended, the "Merger Agreement"). At a Special Meeting of Stockholders to be held on March 31, 1997, you will be asked to consider and approve the Merger Agreement. Under the Merger Agreement, each share of Softdesk Common Stock will be converted into a fractional share, valued at $15.00, of Common Stock of Autodesk, subject to adjustment in certain circumstances and as explained more fully in the accompanying Proxy Statement/Prospectus.

  The Softdesk Board of Directors has unanimously approved the Merger Agreement and recommends that you vote FOR the approval and adoption of the Merger Agreement. Our Board believes that the merger should enable Softdesk to benefit from the marketing and distribution expertise of Autodesk and the technological and other synergies that will result from a combination of the two organizations.

  All stockholders are cordially invited to attend the Special Meeting in person. However, whether or not you plan to attend the Special Meeting, please complete, sign and date the accompanying proxy card and return it promptly in the enclosed postage-prepaid envelope.

                                         Sincerely,

                                         David C. Arnold
                                         President and Chief Executive Officer